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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)
1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”) of WalkMe Ltd. (the “Company”) will be held on May 15, 2023. The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record as of April 6, 2023. The Notice and Proxy Statement related to the 2023 Annual General Meeting and the form of proxy to be solicited by the Company are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257354, 333-263823 and 333-270537).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and Proxy Statement for the 2023 Annual General Meeting

99.2	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WalkMe Ltd.

Date: April 10, 2023	By:	/s/ Hagit Ynon
Hagit Ynon
Chief Financial Officer